Filed by Forest Road Acquisition Corp. II and Hyperloop Transportation Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Forest Road Acquisition Corp. II

Commission File No.: 001-40181

The following is a news article first made available on November 29, 2022.

Forbes

Is It Finally Time For High-Speed Hyperloop Transportation?

By: James Morris

November 29, 2022

Is It Finally Time For High-Speed Hyperloop Transportation?

Transport needs to be decarbonized at every level if we are to meet climate goals. One of the most effective ways to reduce the emissions from midrange travel distances is via electric trains, but even the fastest locomotives are quite slow by plane standards. This is the problem the ultrafast Hyperloop was intended to fix, and recent developments could be bringing it closer to a reality again. One proponent of the idea, Hyperloop Transport Technologies (TT), has acquired the financial tools it needs to move to the next stage of development.

Are capsules travelling at 1,200km/h in a near vacuum the future of mass transportation?

HYPERLOOPTT

HyperloopTT recently entered a merger agreement with Forest Road Acquisition Corp. II (NYSE: FRXB), the SPAC of ex-Disney executives Kevin Mayer and Tom Staggs. The joint company will trade as HYPE. This has valued the combined company at around $400 million, with the potential to hit $565 million. However, HyperloopTT isn’t a traditional corporation making products. It has been amassing patents, trademarks and technologies relating to the levitation, propulsion and near-vacuum tube transportation required to make the hyperloop idea happen.

HyperloopTT was founded in 2013 but is unorthodox in its structure. The company has been built through crowdsourcing, with 800 contributors and 50 collaborators. This makes it light on assets and more of a technology coordinator. Although the idea of the Hyperloop is most frequently associated with Elon Musk, he has no direct association with HyperloopTT. It was more of an idea he proposed of how mass transport could be revolutionized, with implementation up to those interested in taking on the challenge.

Capsules will carry either light freight or human passengers.

HYPERLOOPTT

Hyperloop has been in development for years. In fact, I attended a presentation from HyperloopTT about it in 2016 at SXSW in Austin. The amusingly named Bibop Gresta, one of the original founders, presented the idea of “Crowdsourcing the Hyperloop”. At that time the goal was already to achieve speeds of 1,200km/h (750mph), and HyperloopTT is maintaining that dream. To put that in perspective, the Japanese Shinkansen Bullet Train travels at up to 320km/h (199mph) and a typical long-haul jet will travel at around 800-900km/h (497-562mph), so Hyperloop is potentially quicker than anything bar a supersonic jetliner, which currently don’t exist in public use. Concorde could manage 2,179km/h (1,354mph), but that went out of service in 2003.

During the SXSW talk, HyperloopTT talked about a deal with Slovakia to implement a system by 2020 that would link Bratislava to Vienna. Unfortunately, that dream appears to have died in 2018 due to a failure to find suitable land for the route. But development continues elsewhere, which current CEO Andres de Leon discussed with me in a recent interview. HyperloopTT is part of a consortium bidding for a development from Venice to Padona that is 10km long and is costing around 800 million Euros ($827 million) to build. A commercial prototype is also being built in Colorado. These initial designs are intended to reach over 600km/h, with a goal to be ready for 800-900km/h soon. HyperloopTT also has a test track in Toulouse that is just 320 meters long but is the only full-scale Hyperloop track yet.

An individual passenger capsule will only carry a limited number of people each and travel ...

[+] HYPERLOOPTT

The basic idea behind Hyperloop transportation is to use a semi vacuum to reduce friction and put the motive force in the track rather than the capsules, so the efficiency is as high as possible. The technology to achieve this passive magnetic levitation comes from an Inductrack system. This means the capsules don’t have to provide their own high-speed propulsion or carry a large amount of energy with them, as it comes from the tracks.

The capsules will have the ability to move themselves within stations where the vacuum isn’t available, however. Unlike traditional trains, a Hyperloop system wouldn’t use long vehicles with many carriages. The HyperloopTT design would involve individual capsules for 28-50 passengers, or two 20-foot containers, or one 40-foot container. By sending these capsules individually, the service can vary traffic levels with needs, reducing the cost of providing passenger transit at times of low volume.

Solar panels along the transit tubes will provide some of the energy required by HyperloopTT's ... [+]

HYPERLOOPTT

HyperloopTT also plans to install solar power panels along its tubes, so that it can generate electricity to offset some of its consumption. The company also claims that its infrastructure is potentially cheaper to install than a traditional train and more flexible, due to only transporting individual capsules at a time rather than huge, heavy trains made up of many cars chained together. This means that the track-tubes don’t need such heavy-duty installations.

Due to the “open source” nature of Hyperloop, the technology is not unique, and other companies are targeting different applications. HyperloopTT is focusing mainly on passenger transportation and light freight, whereas Hyperloop One is focusing on heavier cargo. HyperloopTT itself is not a train company but a developer of technology, which it will then license to national and commercial train companies to implement themselves, so applications could vary.

"We believe the time for hyperloop is now,” says de Leon. “The readiness of the technology, our near-term project pipeline that include projects in the US and Europe, and recent regulatory advancements that are advantageous for hyperloop like the classification of hyperloop under the Federal Rail Administration (FRA), along with the publication of the European Commission Desk Standards that include hyperloop, are the reason we’re moving forward with this transaction. Countries like Italy are now funding hyperloop systems and China has been said to have completed testing and moving forward with construction. With those developments and the regulatory advances in the US and Europe we believe that hyperloop is here to stay."

It is without doubt exciting to imagine journeys of little more than an hour to go from New York to Chicago, or less than an hour to go from London to Glasgow (it currently takes nearly five hours), or an hour from Paris to Berlin. It’s even more exciting to think that this could be achieved in an environmentally friendly fashion. HyperloopTT claims its goal is to improve the way we travel and connect to each other in a sustainable way. There’s obviously a lot more to do before the dream becomes a reality, but maybe now this reality is a bit closer than it was in 2016.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), Forest Road intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/final prospectus with the SEC. Forest Road’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/final prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Forest Road and HyperloopTT and the Business Combination. When available, the definitive proxy statement/final prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Forest Road as of a record date to be established for voting on the Business Combination. Stockholders of Forest Road will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/final prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani.

Participants in the Solicitation

Forest Road, Forest Road’s directors and executive officers and the Forest Road Acquisition Sponsor II LLC, may be deemed participants in the solicitation of proxies from Forest Road’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Forest Road is contained in the Registration Statement on Form S-1, which was initially filed by Forest Road with the SEC on February 18, 2021, and as amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/final prospectus for the Business Combination when available.

HyperloopTT and its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Forest Road in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/final prospectus for the proposed Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forest Road’s and HyperloopTT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Forest Road’s and HyperloopTT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Forest Road’s and HyperloopTT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Forest Road and HyperloopTT following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Forest Road, certain regulatory approvals or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on HyperloopTT’s business and/or the ability of the parties to complete the Business Combination; (6) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on a national securities stock exchange following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that HyperloopTT or the combined company may be adversely affected by other political, economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Forest Road’s other filings with the SEC. Forest Road cautions that the foregoing list of factors is not exclusive. Forest Road cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forest Road does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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